UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2016

Commission File Number: 001-33655

PARAGON SHIPPING INC.

(Name of Registrant)

15 Karamanli Ave., GR 166 73, Voula, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

This Report on Form 6-K, contains information regarding a management transition and updates on debt agreements.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-192517) filed with the U.S. Securities and Exchange Commission with an effective date of January 8, 2014.

Updates on Debt Agreements

Syndicated Loan Facility led by Nordea Bank Finland Plc

In relation to the syndicated loan agreement led by Nordea Bank Finland Plc., Paragon Shipping Inc. (NASDAQ: PRGN) ("Paragon Shipping" or the "Company") did not proceed with the quarterly principal installment of $0.9 million, plus accrued loan interest of $0.7 million, originally scheduled for payment on February 8, 2016, due to lack of liquidity. The Company has already been granted a waiver for the respective loan installment and interest payment until the close of business on February 11, 2016.

As previously announced, the Company is currently in ongoing negotiations with its lender to restructure the affected debt, and there can be no certainty about the outcome of these negotiations. A failure to reach an agreement may have a material adverse effect on the Company’s business, financial condition, results of operations and cash flows.

Senior Unsecured Notes due 2021

In relation to the issued and outstanding senior unsecured notes due 2021 that bear interest at a rate of 8.375% per year (“Unsecured Notes”), the Company will not proceed with the interest payment of $0.5 million, which is due on February 15, 2016, due to lack of liquidity. According to the Unsecured Notes indenture, the Company is entitled to a 30-day grace period to make such payment. In the event that such payment is not made before the expiration of the 30-day grace period, the Company will be in breach of the relevant indenture, which will constitute an event of default.

Management Transition

The Company also announced that its Board of Directors has appointed Mr. Michael Bodouroglou, Chairman, President and Chief Executive Officer of Paragon Shipping, to act as Interim Chief Financial Officer of the Company. This follows the departure of Mr. Nikolaos Arachovas, Chief Financial Officer, from the Company, effective today. The Company will look for a permanent replacement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAGON SHIPPING INC.

Date: February 9, 2016	By:	/s/ GEORGE SKRIMIZEAS
George Skrimizeas
Chief Operating Officer